SOCIAL MEDIA POSTS

Streamline 66 @streamline66 · 17m



In a new survey of institutional investors, Phillips 66 (NYSE: PSX) ranked last among its peers in operational execution, capital-allocation strategy and delivery against its value-creation agenda. See more results from the Elliott-commissioned survey:



STREAMLINE 66
INVESTORS POORLY RATE PHILLIPS 66
MANAGEMENT'S OPERATIONAL EXECUTION
1 - Very Ineffective
5 - Very Effective
3.8
3.3
2.3
Valero
Marathon
Phillips 66
Click here for more important information
Note: Third-party survey conducted as of March 2025.
Investors Rank Phillips 66 Last in Execution, Strategy | Elliott

From streamline66.com



Streamline 66 ✅ @streamline66 · 1m

Elliott's John Pike on the urgency of boardroom change at Phillips 66 (NYSE: PSX), and how the #Streamline66 plan is the path to unlocking value for shareholders: "Change is going to start there." Watch the full episode: bit.ly/s66-x-o47

STREAMLINE 66
PODCAST